April 23, 2025

Nicole Van Denabeele
Chief Financial Officer
National Bank Holdings Corporation
7800 East Orchard Road, Suite 300
Greenwood Village, CO 80111

       Re: National Bank Holdings Corporation
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-35654
Dear Nicole Van Denabeele:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance